SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 0-12345

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

STILLWATER MINING COMPANY

401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

STILLWATER MINING COMPANY

536 East Pike Avenue

P.O. Box 1330

Columbus, MT 59019

REQUIRED INFORMATION

1.	Financial statements filed as a part of this annual report: Stillwater Mining Company 401(k) Plan - Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013 (with Report of Independent Registered Public Accounting Firm), including the Statements of Net Assets Available For Benefits as of December 31, 2013 and 2012, the Statement of Changes in Net Assets Available For Benefits for the Year Ended December 31, 2013, and the Notes to Financial Statements, together with supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013.

2.	Exhibits filed as part of this annual report: Exhibit 23.1 – Consent of Tanner LLC, Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

STILLWATER MINING COMPANY 401(K) PLAN

June 30, 2014	/s/ Kristen Koss
Date	Kristen Koss
Vice President, Human Resources

STILLWATER MINING COMPANY 401(K) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2013 AND 2012

AND FOR THE YEAR ENDED DECEMBER 31, 2013

STILLWATER MINING COMPANY 401(K) PLAN

*	Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and the Plan Administrator of the

Stillwater Mining Company 401(k) Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of the Stillwater Mining Company 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LLC

Salt Lake City, Utah
June 30, 2014

1

STILLWATER MINING COMPANY 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS
Investments at fair value (see Note 3):
Mutual funds and guaranteed interest account	$63,665,825	$53,775,666
Unitized Stillwater Mining Company common stock fund	14,225,928	11,679,401

Total investments	77,891,753	65,455,067

Receivables:
Notes receivable from participants	1,632,670	1,604,469
Accrued interest on notes receivable from participants	3,702	3,814
Employer contributions	193,983	167,040
Participant contributions and loan repayments	153,809	134,653
Other	4,333	30,622

Total receivables	1,988,497	1,940,598

Total assets	79,880,250	67,395,665
LIABILITIES
Accounts and other payables	18,929	803

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	79,861,321	67,394,862
Adjustment from fair value to contract value for fully benefit-responsive guaranteed interest account	(1,993,294)	(2,274,980)

NET ASSETS AVAILABLE FOR BENEFITS	$77,868,027	$65,119,882

See accompanying notes to financial statements.

2

STILLWATER MINING COMPANY 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2013

ADDITIONS
Investment Income
Net appreciation in fair value of investments (see Note 3)	$6,480,235
Interest and dividends	2,580,239

Total investment income, net	9,060,474

Interest Income on Notes Receivable from Participants	87,455

Contributions
Employer contributions of Employer securities	2,708,786
Participant contributions	3,569,462
Participant rollovers	211,533

Total contributions	6,489,781

Total additions, net	15,637,710

DEDUCTIONS
Distributions and withdrawals	3,785,164
Administrative expenses and other	8,615

Total deductions	3,793,779

Net increase before net transfers from other Company plan	11,843,931
NET TRANSFERS FROM OTHER COMPANY PLAN (see Note 1)	904,214

Net increase in net assets available for benefits	12,748,145
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of the year	65,119,882

End of the year	$77,868,027

See accompanying notes to financial statements.

3

STILLWATER MINING COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 1 – DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Plan

On June 1, 1993, Stillwater Mining Company (the “Company” or “Employer”) established the Stillwater Mining Company 401(k) Plan (the “Plan”). The following description of the Plan provides general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, covering all non-union employees of the Company, as defined in the Plan document, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). An employee is eligible to participate in the Plan at the beginning of the month following the employee’s date of hire. The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (“IRC”).

Plan and Trust Administration

The administration of the Plan is the responsibility of the Company. The assets of the Plan are maintained in a trust fund that is administered under a trust agreement with State Street Bank and Trust Company.

Contributions

Each participant has the option to make pre-tax “elective deferral contributions” to the Plan of not less than 1% nor more than 60% of eligible compensation, as defined by the Plan document not to exceed the IRC limits. Contributions are limited by the IRC, which established a maximum contribution of $17,500 ($23,000) for participants age 50 and older) for the year ended December 31, 2013. The Company contributes an amount equal to 100% of each participant’s elective deferral contribution, up to 8% of the participant’s compensation, for the contribution period.

Effective January 1, 2014, the Plan implemented a Qualified Automatic Contribution Arrangement (“QACA”) whereby participants are automatically enrolled to make pre-tax salary deferrals at 6% of Plan compensation, unless an election is made otherwise. The Plan also terminated the Company matching contribution and implemented a QACA safe harbor matching contribution equal to 150% of salary deferrals up to the first 4% of Plan compensation plus 100% of salary deferrals up to the next 2% of Plan compensation.

The Company matching contributions may be made in Company common stock or cash. During 2013, all Company matching contributions were made in the form of common stock, except for $400, which was paid through the application of forfeitures into the interest bearing cash portion of the unitized Stillwater Mining Company common stock fund. Each participant also has the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.

Participants may be permitted to rollover into the Plan, all or a portion of any amount which they are entitled to receive as a distribution from a prior plan or certain Individual Retirement Accounts (“IRA”).

The Company may make annual discretionary profit sharing contributions during each Plan year. Profit sharing contributions are allocated to participants based on the ratio of each participant’s eligible compensation to the total compensation paid to all eligible participants for the Plan year. There was no discretionary contribution made during the year ended December 31, 2013.

During 2013, certain participants age 50 and over made catch-up contributions totaling $126,822.

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STILLWATER MINING COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Participant Accounts

Each participant’s account is adjusted for the participant’s contributions and allocations of (a) the Company’s matching contribution, (b) Plan earnings and losses, (c) discretionary contributions by the Company, if any, and (d) an allocation of administrative expenses. Allocations of Plan earnings and losses are based on individual participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

Upon enrollment in the Plan, a participant directs contributions to any investment option offered. Participants may change their investment options and make transfers between investment options daily.

Vesting

Participants are at all times fully vested in their voluntary contributions plus net actual earnings thereon. Vesting in Employer contributions is based on years of continuous service. Participants become 100 percent cliff vested after three years of service. Effective January 1, 2014, participants become 100 percent vested in employer contributions after one year of service.

Notes Receivable from Participants

Participants may borrow from their fund accounts the lesser of: (a) $50,000 (reduced by the excess, if any, of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made); or (b) 50% of the participant’s vested balance. The notes receivable are secured by the balance in the participant’s account and bear interest at rates that range from 5.25% to 9.75%. Interest rates are comparable to the rate charged by commercial lenders in the geographical area for similar loans on the origination date. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination, retirement, or death, participants (or their beneficiaries) may elect to receive an amount equal to the vested value of their account in either a lump-sum amount or in installments determined by the participants or their beneficiaries. Vested accounts for terminated employees which do not exceed $5,000, but are greater than $1,000, are automatically rolled over into an individual retirement account (“IRA”). Accounts which are $1,000 or less are automatically distributed in a lump-sum.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts are retained in the Plan and used to pay administrative expenses and reduce future Company matching contributions. As of December 31, 2013 and 2012, forfeited non-vested accounts totaled $64,234 and $45,428, respectively. During 2013, $16,618 of Employer matching contributions were forfeited by employees who terminated before those amounts became vested. Net earnings related to forfeited funds in 2013 totaled $2,588. The Plan did not utilize forfeitures to pay administrative expenses in 2013. The amount of forfeitures used to reduce Employer matching contributions in 2013 totaled $400.

Plan to Plan Transfers

The Company also sponsors the Stillwater Mining Company Bargaining Unit 401(k) Plan, which covers union employees of the Company (as defined by the Plan document). Transfers to and from this Plan occur when the union membership status of an employee changes. There was a net transfer into the Plan of $904,214 for the year ended December 31, 2013.

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STILLWATER MINING COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic No. 962, Plan Accounting – Defined Contribution Plans, requires the Plan to report investment contracts at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, the Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

As of December 31, 2013 and 2012, approximately 18% and 17% of total Plan investments, respectively, were held in Company common stock. This investment is exposed to market risk from changes in the fair value of such shares.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock are stated at fair value based on the quoted market value or quoted share price at the end of the year (see Note 7). Plan investments in blended investment funds are valued based on the quoted market values of the underlying investments at the end of the Plan year, except for the guaranteed interest account included in the blended investment funds, which is valued as described below. The fair value of the guaranteed interest account is calculated by Massachusetts Mutual Life Insurance Company (“MassMutual”), a party-in-interest to the Plan (see Note 5). The market value is determined by taking the contract value (contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses) and multiplying it by a liquidation factor that is derived from certain indexes adjusted by MassMutual for duration and interest rate practices used by MassMutual for the Retirement Services segment of the general investment account. Purchases and sales of investments are recorded on a trade date basis.

In determining the reasonableness of the valuation methodology, Plan management evaluates the liquidation factor used to calculate the fair value based on the observable and unobservable inputs provided by MassMutual.

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STILLWATER MINING COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Dividends are recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest, and are secured by the participants’ account balances. Interest income is recognized over the terms of the notes at the rate specified in the loan documents. Fees related to notes receivable from participants are recorded as administrative expenses when they are incurred. If a participant defaults, the carrying amount of the note receivable from the participant is eliminated and a benefit payment is recorded at the time the participant has a distributable event. Notes receivable mature between January 2014 and July 2023. As of December 31, 2013 and 2012, notes receivable from participants were $1,632,670 and $1,604,469, respectively.

Expenses of the Plan

The Company may pay expenses incurred in the administration of the Plan at its discretion. A portion of the expenses are paid with forfeitures, although some expenses, including, but not limited to, audit and legal fees and other administrative costs, may be paid by the Company.

Payment of Benefits

Benefits are recorded when paid by the Plan.

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STILLWATER MINING COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 2 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2013 and 2012, the Plan held a guaranteed interest account (separately, and as part of blended investment funds), which is a fully benefit-responsive investment contract with MassMutual. MassMutual maintains the contributions in a general account. The guaranteed interest account is valued at contract value which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed interest account issuer is contractually obligated to repay the principal and interest at a specified rate that is guaranteed to the Plan.

As described in Note 1, because the guaranteed interest account is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account. The guaranteed interest account is presented on the face of the Statements of Net Assets Available for Benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 3.00%. Such interest rates are reviewed on a semi-annual basis for resetting. The crediting interest rate was 3.00% as of December 31, 2013 and 2012.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Company or other Company events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The issuer may terminate the guaranteed interest account with the Plan due to a failure of the Plan to comply with the contractual requirements, failure by the Plan to meet the requirements of the IRC, or a termination or partial termination of the Plan. For termination or partial termination of the Plan, the issuer may terminate at a settlement amount other than the contract value.

Average Yields	2013	2012
Based on actual earnings	2.66%	2.60%
Based on interest rate credited to participants	2.66%	2.60%

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STILLWATER MINING COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 3 – INVESTMENTS

The following presents the fair values of investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2013	2012
	Fair Value	Fair Value
Stillwater Mining Company Unitized Common Stock Fund:
Stillwater Mining Company Common Stock	$13,578,628	$11,375,543
Interest Bearing Cash	647,300	303,858

	14,225,928	11,679,401

Mutual Funds:*
MM S&P 500 Index Fund	7,403,589	***
T.Rowe Price New Amer Gr Fd	5,993,697	4,242,462
Select PIMCO Total Return Fund	5,764,849	6,892,084
Lord Abbett Developing Markets	5,073,261	***
Invesco Comstock Fund	4,781,377	***
Northern Trust Indexed Equity Fund	***	5,279,535
Oppenheimer Developing Market Fund	***	4,041,135
Other mutual funds less than 5% of the Plan’s net assets	17,276,588	16,143,203

	46,293,361	36,598,419

Guaranteed Interest Account**	17,372,464	17,177,247

	$77,891,753	$65,455,067

*	Includes amounts of the Mutual Funds held in the Blended Funds.
**	Includes amounts of the Guaranteed Interest Account held in the Blended Funds.
***	Investment did not exceed 5% of net assets available for benefits for the year presented.

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common stock	$(351,651)
Mutual funds	6,831,886

$6,480,235

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STILLWATER MINING COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

MassMutual Retirement Services, the record keeper of the Plan, is a division of MassMutual. Certain Plan investments are units of a guaranteed interest account where participant contributions are invested in an investment contract maintained by MassMutual (see Note 2). These transactions qualify as exempt party-in-interest transactions.

The Company made matching contributions in Company common stock of $2,708,786 (229,451 shares) during the year ended December 31, 2013. As of December 31, 2013 and 2012, the Plan held $13,578,628 (1,100,376 shares) and $11,375,543 (890,334 shares), respectively, of common stock, and $647,300 and $303,858, respectively, of interest-bearing cash in a unitized Company stock fund.

As of December 31, 2013 and 2012, the Plan had Employer contributions receivable of $193,983 and $167,040, respectively.

As of December 31, 2013 and 2012, the Plan held notes receivable from participants totaling $1,632,670 and $1,604,469, respectively. Interest income on these loans was $87,455 for 2013. Accrued interest receivable totaled $3,702 and $3,814 as of December 31, 2013 and 2012, respectively.

NOTE 6 – TAX STATUS

The Internal Revenue Service (“IRS”) issued a determination letter dated December 19, 2007, stating that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the period covered by the determination letter. However, due to the minimal changes in the design of the Plan through subsequent amendments, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

NOTE 7 – FAIR VALUE MEASUREMENTS

The Plan applies the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, for all financial assets and liabilities and any other assets and liabilities that are recognized or disclosed at fair value on a recurring basis.

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STILLWATER MINING COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants and also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy distinguishes among three levels of inputs that may be utilized when measuring fair value: Level 1 inputs (using quoted prices in active markets for identical assets or liabilities), Level 2 inputs (using external inputs other than Level 1 prices such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability) and Level 3 inputs (unobservable inputs supported by little or no market activity and based on internal assumptions used to measure assets and liabilities). The classification of each financial asset or liability within the above hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2013.

	Level 1	Level 2	Level 3	TOTALS
Interest Bearing Cash	$647,300	$—	$—	$647,300
Mutual Funds*
Value Funds	6,625,523	—	—	6,625,523
Index/Total Return Funds	17,071,782	—	—	17,071,782
Growth Funds	9,349,358	—	—	9,349,358
International Funds	3,758,412	—	—	3,758,412
Specialty Funds	9,488,286	—	—	9,488,286
Common Stock	13,578,628	—	—	13,578,628
Guaranteed Interest Account**	—	—	17,372,464	17,372,464

TOTALS	$60,519,289	$—	$17,372,464	$77,891,753

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2012.

	Level 1	Level 2	Level 3	TOTALS
Interest Bearing Cash	$303,858	$—	$—	$303,858
Mutual Funds*
Value Funds	4,588,118	—	—	4,588,118
Index/Total Return Funds	14,733,406	—	—	14,733,406
Growth Funds	6,482,993	—	—	6,482,993
International Funds	3,085,100	—	—	3,085,100
Specialty Funds	7,708,802	—	—	7,708,802
Common Stock	11,375,543		—	11,375,543
Guaranteed Interest Account**	—	—	17,177,247	17,177,247
Non-Interest Bearing Cash	—	—	—	—

TOTALS	$48,277,820	$—	$17,177,247	$65,455,067

*	Includes amounts of the Mutual Funds held in the Blended Funds.
**	Includes amounts of the Guaranteed Interest Account held in the Blended Funds.

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STILLWATER MINING COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2013.

Level 3 Investments

Guaranteed Interest Account**
Balance, January 1, 2013	$17,177,247
Unrealized appreciation***	(281,686)
Transfer in, loan interest, loan transfers	(139,082)
Interest income	460,685
Purchases	11,798,305
Sales	(11,643,005)

Balance, December 31, 2013	$17,372,464

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

**	Includes amounts of the Guaranteed Interest Account held in the Blended Funds.
***	Gains and losses on the Guaranteed Interest Account represent changes in the fair value and are not included in the changes in net assets for the period above as the Statement of Changes in Net Assets Available for Benefits is presented on the contract value basis.

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The fair value of the Guaranteed Interest Account (GIA) is determined by taking the contract value and multiplying it by a Liquidation Factor. The Liquidation Factor is a valuation formula for a serial bond that:

•	repays its original principal in `r` level annual installments

•	pays interest annually at the rate of ‘j’ on the outstanding principal

•	is valued to yield at rate ‘i’

		December 31,
		2013	2012
r =	The number of years to maturity of a serial bond whose duration is euqal to that of the assets underlying the GIA Agreement.	9.67 Years	9.77 Years
j =	The experience rate for the contract. It is the weighted average of the investment year interest rates for pension account funds. The weighting reflects the distribution of Contract funds to the various investment years.	3.70%	3.78%

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STILLWATER MINING COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

		December 31,
		2013	2012
i =	The assumed new money rate. This rate is the Barclays Capital U.S Aggregate Index (excluding treasuries) Yield Average as of the last business day of the latest calendar month for which such yield has been published prior to the date as of which the fair value is being determined, adjusted by MassMutual to cause the duration of the index to be equal to that of the assets underlying the GIA Agreement, reduced according to MassMutual divdiend interest rate practices for determining ‘ j ‘ rates being used by MassMutual for the Retirement Services segment of the general investment account.	Nov-13 1.16%	Nov-12 .85%
a =	The present value of an immediate annuity of $1 per year for ‘ r ‘ years, with interest at the rate ‘i ‘ . The value ‘ a ‘ can be calculated by the following: a = {1 - [1 / ( 1 + i ) ] ^ r } / i	$9.10	$9.34

The Liquidate Factor is derived from the following formula:

	Liquidation Factor = ( a/r ) + { [ 1 - ( a/r )] x ( j/i ) }	112.96%	115.27%

Should underlying rates and other inputs change significantly, the fair value of the GIA could significantly increase or decrease.

13

STILLWATER MINING COMPANY 401(K) PLAN

SCHEDULE H, Part IV, Line 4i– SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price New Amer Gr Fd	Mutual Fund	N/A	$5,134,586
	Lord Abbett Developing Gr Fnd	Mutual Fund	N/A	4,753,035
	Invesco Comstock Fund	Mutual Fund	N/A	3,924,306
	Sel MCG II Fd (TRP/Frontier)	Mutual Fund	N/A	3,355,661
	MM S&P 500 Index Fd (Nrthrn Tr)	Mutual Fund	N/A	3,355,021
	Select PIMCO Total Return Fund	Mutual Fund	N/A	3,050,862
	Oppenheimer Developing Market Fund	Mutual Fund	N/A	2,987,629
	American Funds EuroPacific Growth Fund	Mutual Fund	N/A	2,537,375
	Northrn Mid Cap Index Fund	Mutual Fund	N/A	2,292,843
	SI SmCo VI Fd (Fed CI/TRP/ERNST)	Mutual Fund	N/A	1,255,579
	Northern Small Cap Index Fund	Mutual Fund	N/A	603,192
	Perkins Mid Cap Value Fund	Mutual Fund	N/A	269,955
	Northern Bond Index Fund	Mutual Fund	N/A	192,836
	Northern Intl Equity Index Fnd	Mutual Fund	N/A	147,144

	Stillwater Aggressive Blend:
	Select MM S&P 500 Fund Class S	Mutual Fund	N/A	2,812,750
	American Funds EuroPacific Growth	Mutual Fund	N/A	887,649
	T. Rowe Price New America Growth	Mutual Fund	N/A	593,129
	Invesco Comstock Fund	Mutual Fund	N/A	591,721
	Select PIMCO Total Return	Mutual Fund	N/A	590,207
	Oppenheimer Developing Market Fund	Mutual Fund	N/A	519,698
	Oppenheimer Real Estate Fund	Mutual Fund	N/A	514,996
	Loomis Sayles Strategic Income Fund	Mutual Fund	N/A	444,119
	Lord Abbett Developing Growth	Mutual Fund	N/A	222,683
	Sel SmCoVal Fd (Fed Clov/TRP/ERNST)	Mutual Fund	N/A	221,560
*	Guaranteed Interest Account (at contract value)	Insurance Contract	N/A	15,078

				7,413,590

	Stillwater Moderate Blend:
	Select PIMCO Total Return	Mutual Fund	N/A	1,047,728
	Select MM S&P 500 Fund Class S	Mutual Fund	N/A	817,584
	American Funds EuroPacific Growth Fund	Mutual Fund	N/A	204,264
	T. Rowe Price New America Growth	Mutual Fund	N/A	175,482
	Invesco Comstock Fund	Mutual Fund	N/A	175,066
	Loomis Sayles Strategic Income Fund	Mutual Fund	N/A	146,000
	Oppenheimer Real Estate Fund	Mutual Fund	N/A	145,114
	Oppenheimer Developing Market Fund	Mutual Fund	N/A	87,864
	Lord Abbett Developing Growth	Mutual Fund	N/A	58,564
	Sel SmCoVal Fd (Fed Clov/TRP/ERNST)	Mutual Fund	N/A	58,267

				2,915,933

See Report of Independent Registered Public Accounting Firm

(continued on next page)	14

STILLWATER MINING COMPANY 401(K) PLAN

SCHEDULE H, Part IV, Line 4i– SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Stillwater Conservative Blend:
	Select PIMCO Total Return	Mutual Fund	N/A	$798,265
*	Guaranteed Interest Account (at contract value)	Insurance Contract	N/A	197,450
	Select MM S&P 500 Fund Class S	Mutual Fund	N/A	105,027
	Oppenheimer Real Estate Fund	Mutual Fund	N/A	65,251
	American Funds EuroPacific Growth Fund	Mutual Fund	N/A	39,364
	T. Rowe Price New America Growth	Mutual Fund	N/A	26,298
	Loomis Sayles Strategic Income Fund	Mutual Fund	N/A	26,261
	Invesco Comstock	Mutual Fund	N/A	26,237
	Lord Abbett Developing Growth	Mutual Fund	N/A	13,167
	Sel SmCoVal Fd (Fed Clov/TRP/ERNST)	Mutual Fund	N/A	13,098

				1,310,418

	Stillwater Moderate Aggressive Blend:
	Select MM S&P 500 Fund Class S	Mutual Fund	N/A	272,135
	Select PIMCO Total Return	Mutual Fund	N/A	154,975
	American Funds EuroPacific Growth Fund	Mutual Fund	N/A	77,688
	T. Rowe Price New America Growth	Mutual Fund	N/A	54,521
	Invesco Comstock Fund	Mutual Fund	N/A	54,390
	Oppenheimer Developing Market Fund	Mutual Fund	N/A	38,985
	Loomis Sayles Strategic Income Fund	Mutual Fund	N/A	38,869
	Oppenheimer Real Estate Fund	Mutual Fund	N/A	38,635
	Lord Abbett Developing Growth	Mutual Fund	N/A	23,389
	Sel SmCoVal Fd (Fed Clov/TRP/ERNST)	Mutual Fund	N/A	23,275

				776,862

	Stillwater Moderate Conservative Blend:
	Select PIMCO Total Return	Mutual Fund	N/A	122,812
	Select MM S&P 500 Fund Class S	Mutual Fund	N/A	41,072
	Loomis Sayles Strategic Income Fund	Mutual Fund	N/A	12,080
	American Funds EuroPacific Growth Fund	Mutual Fund	N/A	12,072
*	Guaranteed Interest Account (at contract value)	Insurance Contract	N/A	12,037
	Oppenheimer Real Estate Fund	Mutual Fund	N/A	12,007
	T. Rowe Price New America Growth	Mutual Fund	N/A	9,680
	Invesco Comstock Fund	Mutual Fund	N/A	9,657
	Oppenheimer Developing Market Fund	Mutual Fund	N/A	4,847
	Lord Abbett Developing Growth	Mutual Fund	N/A	2,423
	Sel SmCoVal Fd (Fed Clov/TRP/ERNST)	Mutual Fund	N/A	2,412

				241,099

See Report of Independent Registered Public Accounting Firm

(continued on next page)	15

STILLWATER MINING COMPANY 401(K) PLAN

SCHEDULE H, Part IV, Line 4i– SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Stillwater Unitized Stock Fund:
*	Stillwater Mining Company	Common Stock	N/A	$13,578,628
	Interest Bearing Cash			647,300

				14,225,928

*	Notes Receivable from Participants	Interest rates from 5.25% to 9.75%	N/A	1,632,670

*	Guaranteed Interest Account (at contract value)	Insurance Contract	N/A	15,379,170

				$77,755,694

*	Party-in-interest to the Plan

Note: Amounts for column (d) are not required as the investments are participant directed.

See Report of Independent Registered Public Accounting Firm

16

STILLWATER MINING COMPANY 401(K) PLAN

EXHIBIT INDEX

Exhibit	Document

23.1	Consent of Tanner LLC, Independent Registered Public Accounting Firm